Exhibit 1

  Media Relations              Investor Relations           Analyst Relations
    Jorge Perez                Abraham Rodriguez              Ricardo Sales
(52 81) 8888-4334             (52 81) 8888-4262              (212) 317-6008


                            [CEMEX GRAPHIC OMITTED]
                       100 YEARS BUILDING THE FUTURE(tm)


                          CEMEX REPORTS FOURTH QUARTER
                           AND YEAR-END 2005 RESULTS

     o    Fourth Quarter 2005 Net Sales Increase 98%

     o    EBITDA Up 40% for the Full Year

MONTERREY, MEXICO, January 27, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that consolidated net sales for the fourth quarter of 2005 grew 98% to US$3.96 billion compared to the same quarter of 2004, mainly as a result of the acquisition of RMC. Majority net income for the year ended December 31, 2005 increased 62% compared to 2004.

CEMEX Consolidated Fourth-Quarter and Full-Year Financial and Operational Highlights

o Sales increased in the majority of CEMEX's markets due to higher cement, ready-mix and aggregates volumes. Robust activity in infrastructure and residential sectors continue to be the primary drivers of cement and ready-mix sales in most markets.

o Operating income in the fourth quarter increased 22% to US$507 million, over the comparable period in 2004 and increased 34% for the full-year 2005 versus 2004 reaching US$2.5 billion.

o Free cash flow for the quarter was US$325 million, up 63% from US$200 million in the same quarter of 2004. For the full-year 2005, free cash flow increased 36% to $2.0 billion, from $1.5 billion in 2004.

o EBITDA (operating income plus depreciation and amortization) increased 55% during the fourth quarter of 2005 compared to the same quarter in 2004, reaching US$901 million, and grew 40% to US$3.6 billion for the full-year 2005, primarily due to the acquisition of RMC.

o CEMEX's consolidated cement volume increased 27% to 20.7 million metric tons during the fourth quarter of 2005 versus 16.3 million metric tons in the fourth quarter of 2004. Consolidated ready-mix volume grew 210% to
     18.6 million cubic meters also in the fourth quarter. The company's consolidated aggregates volume reached 42.3 million metric tons in the fourth quarter of 2005, an increase of 293% over the fourth quarter of 2004. For the full year 2005, CEMEX's consolidated cement volume increased 23% to 80.6 million metric tons and consolidated ready-mix volumes were up 191% reaching 69.5 million of cubic meters. Consolidated aggregates volume for the full-year 2005 was 160 million metric tons, 257% higher than in 2004.

Hector Medina, Executive Vice President of Planning and Finance, said: "We are very pleased with our results for the year. We achieved important financial goals for the year, driving significant increases in sales and earnings growth, and we strengthened our position in our key operational and regional markets, enhancing our growth platform. The integration of RMC progressed smoothly and ahead of schedule and we were able to realize additional synergies from the transaction. Looking ahead into 2006, we are very well positioned to continue to build on our record of sustained revenue growth, while maintaining strong profitability, free cash flow expansion and a low cost of capital."

Consolidated Corporate Results
------------------------------

During the fourth quarter of 2005, majority net income decreased 27%, from US$334 million in the fourth quarter of 2004 to US$244 million. For the full-year 2005, majority net income increased 62%, reaching US$2.1 billion.

Cost of goods sold and selling, general, and administrative expenses (SG&A) increased 128% and 91%, respectively, during the fourth quarter of 2005 versus the comparable quarter in 2004, due primarily to the acquisition of RMC.

In the fourth quarter, free cash flow of US$325 million plus US$200 million in proceeds from the termination of equity forwards in September were used to reduce net debt by US$235 million, US$145 million, for a new prepaid equity forward to cover some outstanding stock options and the balance to fund several investments and for liability management initiatives.

During the fourth quarter, CEMEX reduced net debt by US$235 million and by US$1.77 billion since the end of the first quarter 2005. The net-debt-to-EBITDA ratio improved in the fourth quarter to 2.4 times from 2.6 times at the end of the third quarter 2005. Interest coverage reached 6.8 times during the quarter, unchanged from the fourth quarter of 2004, and up from 6.5 times at the end of the third quarter 2005.

Major Markets Fourth-Quarter Highlights
---------------------------------------

Net sales in CEMEX's Mexican operations increased 13% during the fourth quarter to US$817 million, from US$721 million in the same quarter of 2004. EBITDA grew 13% US$319 million from fourth quarter 2004 to fourth quarter 2005. Cement volumes in Mexico increased 5% during the quarter versus the fourth quarter of 2004, while ready-mix and aggregates volumes increased 15% and 12%, respectively, over the same period in 2004. Cement demand during the year was driven largely by government infrastructure spending, fueled in part by oil revenue surplus and residential construction supported by increased credit availability from commercial banks and other sources.

CEMEX's operations in the United States reported net sales of US$1.0 billion in the fourth quarter of 2005, up 107% from the same period in 2004. EBITDA increased 109% to US$270 million also compared to the fourth quarter of 2004. U.S. cement volumes increased 8% in the fourth quarter 2005 versus the same period a year ago, and 6% for the full year 2005. On a like-to-like basis for the ongoing operations, cement volumes increased 11% for the quarter and 8% for the full year versus the comparable periods in 2004.

In Spain, net sales for the quarter were US$370 million, up 10% over the fourth quarter of 2004, while EBITDA increased 7% to US$107 million. Spanish domestic cement and ready-mix volume increased 2% and 61%, respectively, during the fourth quarter 2005, compared to the same period in 2004. Infrastructure spending and residential construction continued to drive demand for cement and ready-mix, with housing starts up 5% for the first ten months of the year. Growth in the residential sector continues to be strong, but is beginning to moderate.

Net sales and EBITDA of CEMEX's operations in the United Kingdom were US$416 million and US$27 million, respectively, for the fourth quarter. Cement sales volume in the UK decreased 4% for the fourth quarter and ready-mix volumes decreased 3% for the quarter versus the same period in 2004.

Other European Markets
----------------------

During the fourth quarter of 2005, net sales in the Rest of Europe region were US$749 million and EBITDA was US$88 million.

South/Central America and the Caribbean
---------------------------------------

CEMEX operations in South/Central America and the Caribbean reported net sales of US$327 million during the fourth quarter of 2005, representing an increase of 12% over the same period of 2004. EBITDA decreased 10% for the quarter to US$93 million.

Africa and Middle East
----------------------

Fourth-quarter net sales in Africa and the Middle East were US$145, up 213% from the same quarter of 2004. EBITDA increased 97% to US$37 million for the quarter, versus the comparable period in 2004.

Asia
----

Operations in Asia reported an increase in net sales of 63% over the fourth quarter of 2004, to US$78 million, while EBITDA was US$14 million, up 13% from the same period in the previous year.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.CEMEX.com.

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